July 23, 2010
Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Waters Corporation Form 10-K for the Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-14010
Dear Mr. Vaughn:
On behalf of Waters Corporation (“Waters” or the “Company”), we have set forth below the response to the comment provided to me by the staff of the Commission (the “Staff’) in your letter dated July 14, 2010 (the “Letter’).
The Company’s response is as follows:
Form 10-K for the year ended December 31, 2009
Item 11. Executive Compensation, page 81

1.	Question	We note your response to our prior comment 12. Please confirm that in future filings, as applicable, you will discuss and analyze how the factors you reference were used to determine the stock option grants to each named executive officer. Please also confirm that in future filings, as applicable, you will include an analysis of where the stock option grants to each named executive officer actually fell within the targeted range to your peer group. If any of your named executive officers receive stock option grants at levels that are materially different from the targeted level of compensation, please also provide, in applicable future filings, a discussion and analysis as to why.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
July 23, 2010

Response	The Company respectfully acknowledges the Staff’s comment and will, in future filings starting with the Proxy for year ending December 31, 2010, discuss and provide additional analysis, to the extent applicable, of:

	1)	how the factors referenced were used to determine the stock option grants to each named executive officer;

	2)	where the named executive officer stock option grant actually fell within the Company’s peer group targeted range; and

	3)	discussion and analysis in the event a named executive officer receives a stock option grant at a level that is materially different from the targeted level of compensation.
Pursuant to the request of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Should the staff have any further comments or questions, kindly contact me at 508-482-3522.
Very truly yours,
/s/ John Ornell
John Ornell
Vice President, Finance and Administration and
Chief Financial Officer